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                                                                     FOR RELEASE
                                                                February 2, 1999

Contact:
Shawn Howie
Interim Chief Financial Officer
Irvine Apartment Communities
(949) 720-5570
or
Larry Thomas, Corporate Communications
The Irvine Company
(949) 720-3232


                   SUBSIDIARY OF THE IRVINE COMPANY TO ACQUIRE
                 IRVINE APARTMENT COMMUNITIES FOR $34 PER SHARE


        NEWPORT BEACH, CA, February 2, 1999--Irvine Apartment Communities, Inc. (NYSE:IAC) and TIC Acquisition LLC, a wholly owned subsidiary of The Irvine Company, today announced that they have entered into a definitive merger agreement providing for the acquisition of all the common shares of Irvine Apartment Communities by TIC Acquisition LLC at a price per share of $34 in cash. The total purchase price, excluding the shares already owned by The Irvine Company, is approximately $569 million.

        The nine-member board of directors of Irvine Apartment Communities, including all six directors not affiliated with The Irvine Company, unanimously approved the merger agreement yesterday. The transaction, which is subject to the approval of the holders of at least two-thirds of the outstanding common shares of IAC and other customary conditions, is expected to be completed late in the second quarter or early in the third quarter of 1999. Morgan Stanley Dean


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Witter is serving as financial advisor to IAC. NationsBanc Montgomery Securities is serving as financial advisor to TIC Acquisition LLC.

        The board of IAC yesterday declared a regular quarterly dividend of $0.385 per share payable on February 26, 1999 to holders of record on February 12, 1999. If the merger has not previously closed, the record date for the next quarterly dividend will be June 15, 1999.

        The acquisition price represents a 24.2% premium to IAC's closing price of $27.375 on December 1, 1998, the day that TIC Acquisition made its initial acquisition proposal to IAC's board of directors. The purchase price also exceeds the all-time high closing price of $33.50 for IAC's stock since its initial public offering in December 1993.

        "We are pleased with the terms of the merger agreement, which delivers superior value to all IAC shareholders," said William H. McFarland, chief executive officer and a director of IAC. "We are proud of IAC, its management and employees, whose collective efforts built the value that made this attractive transaction possible."

        Michael D. McKee, chief financial officer of The Irvine Company, said, "This agreement allows us to deliver substantial return on investment to IAC's shareholders while enhancing the company's long-term prospects. We believe a private company structure is best suited to take the risks and secure the capital required for commercial apartment development in today's real estate environment."

        There are currently 20.2 million common shares outstanding. The Irvine Company is the largest current stockholder, holding 3.4 million shares, approximately 17% of the total shares


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outstanding. The Irvine Company also owns approximately 55% of the partnership interests of Irvine Apartment Communities, L.P., of which IAC is a 45% general partner.

        Irvine Apartment Communities, a Southern California-based real estate investment trust, is the dominant owner and operator of apartment properties on the Irvine Ranch, the nation's largest master-planned community. The company also is active in the Silicon Valley, San Diego County and Los Angeles. At December 31, 1998, IAC owned or had under development 65 apartment communities with 19,478 units.

        The Irvine Company is a century old, privately held real estate investment company primarily engaged in the long-term development of its land in Orange County, California, and elsewhere in California. Following a comprehensive master plan created in the 1960s, The Irvine Company is building a series of large-scale communities on the Irvine Ranch.

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